Exhibit 1

Corporate Taxpayers’ Registry (CNPJ/MF) No.

76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the Market that it received a letter from Morgan Stanley, as transcribed below:

“Dear Sir,

In compliance with the Comissão de Valores Mobiliários (“CVM”) Instruction 358 dated January 3, 2002, Article 12, please be notified that, as of June 17, 2016, Morgan Stanley (in the aggregate, through its subsidiaries, Morgan Stanley Capital Services LLC, Morgan Stanley & Co. International plc, Morgan Stanley Uruguay Ltda., Morgan Stanley &Co. LLC, Morgan Stanley Smith Barney LLC, Caieiras Fundo de Investimento Multimercado and Formula XVI Fundo De Investimento Multimercado Credito Privado – Investimento No exterior) reached 50,503,269 common shares issued by the Oi SA (the “Company”), equivalent to 7.6% of the Company´s outstanding common shares.

It has also reached a short position of 24,493,777 common shares, equivalent to 3.7% of the outstanding common shares of the Company.

In addition, Morgan Stanley reached long economic exposure through cash-settled derivative instruments referencing 3,201,100 or 0.5% of the outstanding common shares of the Company; and short economic exposure through cash-settled derivative instruments referencing 26,464,200 or 4.0% of the outstanding common shares of the Company.

Finally, Morgan Stanley held a position of 1,684,436 borrowed common shares, and a position of 211,460 loaned common shares issued by the Company.

Morgan Stanley does not intend to change the control or management of the Company.

Sincerely,

By: Cesar Coy

Title: Authorized Signatory.”

Rio de Janeiro, June 28, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.